Correspondence

September 17, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:  Helbiz, Inc.

Registration Statement on Form S-1

Filed September 3, 2021

File No. 333-259323

This letter is in response to your letter of September 14, 2021 in which you provided a comment to the registration statement on Form S-1 (the “Registration Statement”) of Helbiz, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on September 3, 2021. On the date hereof, the Company has confidentially submitted an amendment to the Registration Statement (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Registration Statement on Form S-1 filed September 3, 2021

General
1.	We note that you included the audited year-end financial statements as of December 31, 2020 and unaudited interim financial statements as of June 30, 2021 for only Helbiz, Inc. We also note: (i) your disclosure that the business combination between GreenVision Acquisition Corp. ("GVAC"), Helbiz Holdings, Inc., GreenVision Merger Sub Inc. and Salvatore Palella was consummated on August 12, 2021 and (ii) your reference to the historical financial information of GVAC in your "Unaudited Pro Forma Condensed Combined Financial Information" section. Considering that the business combination with GVAC closed after the unaudited interim period included in your filing, please amend your filing to include the financial statements of GVAC required by Rules 3-01 and 3-02 of Regulation S-X. Please also file the relevant auditor consent as an exhibit to your registration statement.

We note your comment and have updated our disclosure in the Amendment No. 1 to include the requested financial information. We have obtained and filed as an exhibit to Amendment No. the relevant auditor’s consent.

2.	Please amend your filing to include financial statements of MiMoto Smart Mobility Srl that comply with Rule 3-05 of Regulation S-X, or tell us why these financial statements are not required. In this regard, we note that you provided these financial statements in your recently filed definitive proxy statement related to your merger with GVAC. Please also file the relevant auditor consent as an exhibit to your registration statement.

We note your comment and have updated our disclosure in the Amendment No. 1 to include the requested financial information. We have obtained and filed as an exhibit to Amendment No. the relevant auditor’s consent.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to Amendment No. 1 or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Salvatore Palella
Salvatore Palella
Chief Executive Officer